UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2016 (December 9, 2016)

YADKIN FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina	000-52099	20-4495993
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3600 Glenwood Avenue, Suite 300
Raleigh, North Carolina 27612
(Address of principal executive offices, including zip code)

(919) 659-9000
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07    Submission of Matters to a Vote of Security Holders.

Yadkin Financial Corporation (the “Company”) held a Special Meeting of Shareholders (the “Special Meeting”) on December 9, 2016. At the Special Meeting, the Company received proxies totaling 73% of its issued and outstanding shares of common stock, representing 51,730,158 shares of common stock, as of the record date. The shareholders voted on the following proposals, which are described in more detail in the Notice of Meeting and Joint Proxy Statement filed by the Company with the SEC on October 17, 2016, and the results of the voting are presented below.

Proposal 1

The Company’s shareholders voted to approve the adoption of the Agreement and Plan of Merger between F.N.B. Corporation and Yadkin Financial Corporation, dated as of July 20, 2016, and to approve the merger of the Company with and into F.N.B. Corporation, based on the following final voting results:

For	Against	Abstain	Broker Non-Votes
36,051,963	1,204,669	672,300	0

Proposal 2

The Company’s shareholders approved, in an advisory (non-binding) vote, the compensation of named executive officers in connection with the merger, based on the following final voting results:

For	Against	Abstain	Broker Non-Votes
33,296,139	3,873,950	758,843	0

Proposal 3

The Company’s shareholders approved the proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the agreement and plan of merger, based on the following final voting results:

For	Against	Abstain	Broker Non-Votes
33,898,328	3,199,221	831,383	0

Item 8.01    Other Events.

On December 9, 2016, the Company issued a press release announcing that the Company’s shareholders approved the adoption of the Agreement and Plan of Merger, the merger of the Company with and into F.N.B. Corporation and, on an advisory, non-binding basis, certain merger-related compensation arrangements at a Special Meeting of the Company’s shareholders on December 9, 2016, in Raleigh, North Carolina. A copy of that press release is attached hereto as Exhibit 99.1.

Item 9.01    Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.    Description of Exhibit

Exhibit 99.1    Press release dated December 9, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 9, 2016	YADKIN FINANCIAL CORPORATION

	By:	/s/ Terry S. Earley
Terry S. Earley
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

Exhibit 99.1	Press release dated December 9, 2016